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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                              Team Financial, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    87815X109
                                 (CUSIP Number)

                               Mary Anne O'Connell
                            Husch & Eppenberger, LLC
                         190 Carondelet Plaza, Suite 600
                            St. Louis, Missouri 63105
                                 (314) 480-1715
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 30, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 87815X109

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Peter W. Brown
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  Y

     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power

                    0
               -----------------------------------------------------------------
  Number of    8.   Shared Voting Power
   Shares
Beneficially        4,400
  Owned by     -----------------------------------------------------------------
    Each       9.   Sole Dispositive Power
  Reporting
 Person With        0
               -----------------------------------------------------------------
               10.  Shared Dispositive Power

                    4,400
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,400
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     .1% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN

----------
(1) Assumed a total of 4,035,645 shares outstanding, based on the number reported as of November 4, 2005 in the Issuer's most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005.

--------------------------------------------------------------------------------

CUSIP No. 87815X109

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     McCaffree Financial Corporation
     I.R.S. # 48-0934133
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  Y

     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Kansas
--------------------------------------------------------------------------------
               7.   Sole Voting Power

                    0
               -----------------------------------------------------------------
  Number of    8.   Shared Voting Power
   Shares
Beneficially        358,300
  Owned by     -----------------------------------------------------------------
    Each       9.   Sole Dispositive Power
  Reporting
 Person With        0
               -----------------------------------------------------------------
               10.  Shared Dispositive Power

                    358,300
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     358,300
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     8.9%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO

----------
(1) Assumed a total of 4,035,645 shares outstanding, based on the number reported as of November 4, 2005 in the Issuer's most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005.

CUSIP No. 87815X109

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Michael Zuk, Jr.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  Y

     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power

                    5,500
               -----------------------------------------------------------------
  Number of    8.   Shared Voting Power
   Shares
Beneficially        4,000
  Owned by     -----------------------------------------------------------------
    Each       9.   Sole Dispositive Power
  Reporting
 Person With        5,500
               -----------------------------------------------------------------
               10.  Shared Dispositive Power

                    4,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     9,500
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     .2%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN

----------
(1) Assumed a total of 4,035,645 shares outstanding, based on the number reported as of November 4, 2005 in the Issuer's most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005.

CUSIP No. 87815X109

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Carl McCaffree
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  Y

     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power

                    0
               -----------------------------------------------------------------
  Number of    8.   Shared Voting Power
   Shares
Beneficially        358,300
  Owned by     -----------------------------------------------------------------
    Each       9.   Sole Dispositive Power
  Reporting
 Person With        0
               -----------------------------------------------------------------
               10.  Shared Dispositive Power

                    358,300
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     358,300
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

     8.9%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN

----------
(1) Assumed a total of 4,035,645 shares outstanding, based on the number reported as of November 4, 2005 in the Issuer's most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005.

CUSIP No. 87815X109

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Lynne K. Brown
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  Y

     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power

                    0
               -----------------------------------------------------------------
  Number of    8.   Shared Voting Power
   Shares
Beneficially        1,500
  Owned by     -----------------------------------------------------------------
    Each       9.   Sole Dispositive Power
  Reporting
 Person With        0
               -----------------------------------------------------------------
               10.  Shared Dispositive Power

                    1,500
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,500

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     .1% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN



----------
(1) Assumed a total of 4,035,645 shares outstanding, based on the number reported as of November 4, 2005 in the Issuer's most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005.

The Schedule 13D (the "Schedule 13D") previously filed by the following persons (collectively, with Lynne K. Brown, the "Reporting Persons"): (i) Peter W. Brown, individually and on behalf of his spouse; (ii) Carl McCaffree, individually and in his capacity as President and controlling stockholder of McCaffree Financial Corporation ("MFC"); (iii) MFC; and (iv) Michael Zuk, Jr., individually and on behalf of his spouse, with respect to Common Stock, no par value (the "Common Stock") of Team Financial, Inc. (the "Issuer"), as amended and supplemented by that certain Amendment No. 1 to the Schedule 13D ("Amendment No. 1"), that certain Amendment No. 2 to the Schedule 13D ("Amendment No. 2"), and that certain Amendment No. 3 to the Schedule 13D ("Amendment No. 3") is hereby further amended and supplemented by this Amendment No. 4 to the Schedule 13D ("Amendment No. 4").

This Amendment No. 4 is being filed to disclose purchases of Common Stock made by the Reporting Persons after the date of filing of Amendment No. 3, to add Lynne K. Brown as a "Reporting Person" and to disclose two shareholder proposals submitted to the Company for inclusion in the Company's proxy materials for its Annual Meeting of Shareholders. Except as indicated below, all other information set forth in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, and Amendment No. 3, remains unchanged.

This Amendment is being filed jointly by the Reporting Persons. An Amended and Restated Joint Filing Agreement, dated December 30, 2005, is filed as Exhibit 99.1, hereto.

ITEM 2. IDENTITY AND BACKGROUND

     Subsections (a) - (c) and (f) of Item 2 are amended and restated in their entirety as follows:

     (a) This Schedule 13D is being filed jointly on behalf of the Reporting Persons.

     Mr. Brown is the indirect beneficial owner of 4,400 shares of Common Stock (including 1,500 shares of Common Stock owned by his spouse, Lynne K. Brown).

     Mrs. Brown is the direct beneficial owner of 1,500 shares of Common Stock.

     MFC is the direct beneficial owner of 358,300 shares of Common Stock. As the controlling stockholder of MFC, Mr. McCaffree is the indirect beneficial owner of 358,300 shares of Common Stock.

     Certain information concerning the executive officers and directors of MFC, as required to be disclosed pursuant to Item 2 of this schedule, is set forth in Schedule A hereto and is incorporated herein by reference.

     Mr. Zuk is the direct beneficial owner of 5,500 shares of Common Stock and the indirect beneficial owner of 4,000 shares of Common Stock.

     (b) The principal business addresses for the Reporting Persons are as follows:

          (i) Peter W. Brown: Husch & Eppenberger, LLC, 1200 Main Street, Suite 1700, Kansas City, MO 64105

          (ii) Carl McCaffree: McCaffree Financial Corporation, 4701 W. 110th Street, Overland Park, KS 66211.

          (iii) MFC: McCaffree Financial Corporation, 4701 W. 110th Street, Overland Park, KS 66211.

          (iv) Michael Zuk, Jr.: Oppenheimer & Co. Inc., 4717 Grand Avenue, Kansas City, MO 64112.

          (v)  Lynne K. Brown: 10206 Delmar, Overland Park, KS 66207.

     (c)  The principal business of each Reporting Persons follows:

          (i) Peter W. Brown is a member of the law firm Husch & Eppenberger, LLC.

          (ii) Carl McCaffree is president and the controlling stockholder of McCaffree Financial Corporation, a financial investment corporation.

          (iii) McCaffree Financial Corporation is a financial investment corporation organized in the state of Kansas.

          (iv) Michael Zuk, Jr. is a registered representative at Oppenheimer & Co., a registered broker dealer.

          (v)  Lynne K. Brown is a community volunteer.

     (f)  Mrs. Brown and Messrs. Brown, McCaffree and Zuk are all U.S. citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is amended and restated in its entirety as follows:

     The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Mr. Brown (including 1,500 shares beneficially owned by Mrs. Brown) is $29,682. The source of funds for this consideration was personal funds.

     The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Mrs. Brown is $14,225. The source of funds for this consideration was personal funds.

     The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by MFC and Carl McCaffree is $4,675,830. The source of funds for this consideration was MFC working capital.

     The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Mr. Zuk, is $94,424.50. The source of funds for this consideration was personal funds.

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 is amended to add the following disclosure:

     On December 21, 2005 MFC submitted the following shareholder proposal (together with a supporting statement) to the Company for inclusion in its proxy materials for its Annual Meeting of Shareholders:

     RESOLVED, that the shareholders of the Company request that the Board of Directors cause the Company to: (a) hold a meeting of shareholders as soon as practical to vote for or against the Rights Agreement, dated as of June 3, 1999 ( "Rights Agreement"); (b) redeem the rights ("Rights") under the Rights Agreement, or otherwise terminate the Rights Agreement, unless approved by an affirmative vote of a majority of shares of the Company entitled to vote at such meeting of shareholders; and (c) refrain from adopting any similar plan without first obtaining shareholder approval.

     On December 26, 2005 Lynne K. Brown agreed to act together with, and consequently became a member of, the Group and on December 29, 2005 Ms. Brown submitted the following shareholder proposal (together with a supporting statement) for inclusion in the proxy materials for the Company's Annual Meeting of Shareholders:

     RESOLVED, that the stockholders of Team Financial, Inc. (the "Company") request that the Board of Directors take the necessary steps to eliminate the classes of the Board of Directors and to require that all directors stand for election annually. This Board declassification may be done in a manner that does not affect the unexpired terms of directors previously elected.

     On December 30, 2005 the Group executed the Amended and Restated Joint Filing Agreement, filed as Exhibit 99.1, hereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Subsections (a), (b) and (c) of Item 5 are amended and restated in their entirety as follows:

     (a) The following calculations of ownership percentage are based on a total of 4,035,645 shares of Common Stock outstanding, as reported as of November 4, 2005 in the Issuer's most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005.

     Mr. Brown is the indirect beneficial owner of 4,400 shares of Common Stock representing .1% of the total number of outstanding shares of Common Stock. Mr. Brown, as successor co-trustee of the Schwartz Non-Marital Trust created under the Sherman Schwartz Revocable Trust UTA 11/4/1076 expressly disclaims beneficial ownership of 1,400 shares of Common Stock held by such trust.

     Mrs. Brown is the direct beneficial owner of 1,500 shares of Common Stock representing less than .1% of the total number of outstanding shares of Common Stock. Mrs. Brown shares beneficial ownership of those shares with her husband, Peter W. Brown.

     MFC is the direct beneficial owner of 358,300 shares of Common Stock representing 8.9% of the total number of outstanding shares of Common Stock. As the holder of 80% of the outstanding voting securities of MFC, Mr. McCaffree is the controlling stockholder of MFC and the indirect beneficial owner of such shares of Common Stock.

     Mr. Zuk is the direct beneficial owner of 5,500 shares of Common Stock and the indirect beneficial owner of 4,000 shares of Common Stock. Such shares in the aggregate represent .2% of the total number of outstanding shares of Common Stock. Mr. Zuk expressly disclaims beneficial ownership of 500 shares held by Gordon L. Dugger, Mr. Zuk's brother-in-law, 500 shares held by Richard M. Line, Mr. Zuk's brother-in-law, and 2,000 shares held by Mary Line, Mr. Zuk's mother-in-law, included in the shares reported as indirectly beneficially owned by Mr. Zuk.

     (b) Mr. Brown has shared power to vote and dispose of 4,400 shares of Common Stock. With respect to 1,500 such shares, he shares such power with his spouse, Lynne K. Brown. Mr. Brown generally advises Mrs. Brown with respect to investment decisions. (See Item 2)

     With respect to 1,500 such shares, Mr. Brown shares voting and dispositive powers with the members of an investment club: Branch Growth Associates, 4621 West 113th Terrace, Leawood, KS 66211, a general partnership organized in Kansas. (See Item 2).

     With respect to 1,400 such shares, Mr. Brown shares voting and dispositive powers with Leah Cohen, each as successor co-trustees of the Schwartz Non-Marital Trust created under the Sherman Schwartz Revocable Trust UTA 11/4/1076. Ms. Cohen, a U.S. citizen, is retired and resides at 12213 Dearborn, Overland Park, KS 66209.

     Mrs. Brown has shared power to vote and dispose of 1,500 shares of Common Stock, as disclosed above.

     MFC has shared power to vote and dispose of 358,300 shares of Common Stock. Such voting and disposition power is shared with Mr. McCaffree as the controlling stockholder of MFC.

     As the controlling stockholder of MFC, Mr. McCaffree has shared power to vote and dispose of 358,300 shares of Common Stock, held by MFC as the direct beneficial owner of such shares.

     Mr. Zuk has the sole power to vote and dispose of 5,500 shares of Common Stock, including 5,000 shares owned outright by him and 500 shares owned by his IRA. Mr. Zuk has shared power to vote and dispose of 4,000 shares of Common Stock as described below.

          - With respect to 1,000 such shares, such powers are shared with Mr. Zuk's spouse, Gayle Line Zuk, a U.S. citizen. Mrs. Zuk is a private investor and resides at 4923 West 96th Terrace, Overland Park, KS 66207. Mr. Zuk generally advises Mrs. Zuk with respect to investment decisions. (See Item 2)

          - With respect to 2,000 such shares, such powers are shared with Mary A. Line, Mr. Zuk's mother-in-law, a U.S. citizen. Mrs. Line is retired, with an address at 2933 James Avenue, Manhattan, KS 66502. Mr. Zuk disclaims beneficial ownership with respect to the shares held by Mrs. Line. (See Item 2)

          - With respect to 500 such shares, such powers are shared with Richard M. Line, Mr. Zuk's brother-in-law, a U.S. citizen. Mr. Line is a clinical psychologist and his business address is Horizon's Medical Center, 1715 E. 23rd Avenue, Hutchinson, KS 67502. Mr. Zuk disclaims beneficial ownership of the shares held by Mr. Line. (See Item 2).

          - With respect to 500 such shares, such powers are shared with Gordon L. Dugger, Mr. Zuk's brother-in-law, a U.S. citizen. Mr. Dugger's business address is Boelte-Hall Litho Inc., 4710 Roe Parkway, Roeland Park, KC 66205. Mr. Zuk disclaims beneficial ownership of the shares held by Mr. Dugger. (See Item 2).

     (c) Since the filing date of Amendment No. 3 each Reporting Person has effected transactions in the Common Stock by making the purchases listed in the table below over the Nasdaq National Market.

                                           NUMBER OF      AGGREGATE
   REPORTING PERSON           DATE          SHARES     PURCHASE PRICE   PRICE PER SHARE
----------------------   ---------------   ---------   --------------   ---------------
Carl McCaffree and MFC   August 11, 2005      5,000       $ 79,005           $15.80
                         August 16, 2005      6,400       $101,125           $15.80
                         August 16, 2005      6,000       $ 96,000           $16.00
                         August 19, 2005      1,000       $ 15,605           $15.61
                         August 23, 2005        400       $  6,305           $15.76
                         August 30, 2005      3,100       $ 46,760           $15.08
                         August 30, 2005      3,000       $ 48,360           $16.12

                         SUBTOTAL:           24,900       $393,160
Peter Brown              N/A                      0              0                0
                         SUBTOTAL                 0              0                0
Lynne Brown              N/A                      0              0                0
                         SUBTOTAL                 0              0                0
Michael Zuk              N/A                      0              0                0
                         SUBTOTAL                 0              0                0
                                             ------       --------
                         TOTAL               24,900       $393,160
                                             ======       ========

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 - Amended and Restated Joint Filing Agreement, dated December 30, 2005, executed by the Reporting Persons.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 30, 2005
Date

/S/ Peter W. Brown
-------------------------------------
Signature

Peter W. Brown
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 30, 2005
Date

/s/ Lynne K. Brown
-------------------------------------
Signature

Lynne K. Brown
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 30, 2005
Date

/s/ Carl McCaffree
-------------------------------------
Signature

Carl McCaffree
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 30, 2005
Date

McCaffree Financial Corporation


By: /s/ Carl McCaffree
    ---------------------------------
Signature

Carl McCaffree, President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 30, 2005
Date

/s/ Michael Zuk, Jr.
-------------------------------------
Signature

Michael Zuk, Jr.
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                   SCHEDULE A

The following table sets forth the name and present principal occupation or employment of each director and executive officer of McCaffree Financial Corporation. Each such person is a citizen of the United States of America, and his or her business address (unless otherwise indicated below) is McCaffree Financial Corporation is 4701 West 110th Street, Overland Park, KS 66211.

            NAME                      PRESENT PRINCIPAL OCCUPATION
            ----               ------------------------------------------
Betty Greiner                  Assistant Secretary
Bryan LaGree                   Vice President
Carl McCaffree (Director)      President, Secretary & Treasurer
Matthew McCaffree (Director)   Advertising Executive: Barkley Evergreen &
                               Partners, 423 W. 8th Street, Kansas City,
                               MO 64105


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